Exhibit 99.2

THE CLOROX COMPANY
RECONCILIATION OF ECONOMIC PROFIT (UNAUDITED) (1)

Dollars in millions	FY26	FY25	FY24
Earnings before income taxes	$791	$1,078	398
Add back:
Certain U.S. GAAP items (2)	117	159	580
Interest expense	130	88	90
Earnings before income taxes, certain U.S. GAAP items and interest expense	1,038	1,325	1,068
Less:
Income taxes on earnings before income taxes, certain U.S. GAAP items and interest expense (3)	249	284	215
Adjusted after tax profit	789	1,041	853
Less: After tax profit attributable to noncontrolling interests	14	14	12
Adjusted after tax profit attributable to Clorox	775	1,027	841
Average capital employed (4)	4,202	3,009	2,978
Less: Capital charge (5)	378	271	$268
Economic profit (1) (Adjusted after tax profit attributable to Clorox less capital charge)	$397	$756	$573

(1) Economic profit (EP) is defined by the Company as earnings before income taxes, excluding certain U.S. GAAP items (such as the pension settlement charge, incremental costs and insurance recoveries related to the August 2023 cyberattack, asset impairments, charges related to implementation of the streamlined operating model, charges related to digital capabilities and productivity enhancements investment, transaction and integration costs related to acquisitions, significant losses related to divestitures and other nonrecurring or unusual items impacting comparability) and interest expense; less income taxes (calculated based on the Company’s effective tax rate excluding the identified U.S. GAAP items), and less after tax profit attributable to noncontrolling interests, and less a capital charge (calculated as average capital employed multiplied by a cost of capital rate). EP is a key financial metric that the Company’s management uses to evaluate business performance and allocate resources, and is a component in determining employee incentive compensation. The Company’s management believes EP provides additional perspective to investors about financial returns generated by the business and represents profit generated over and above the cost of capital used by the business to generate that profit.
(2) Certain U.S. GAAP items include the loss on divestitures, the pension settlement charge, incremental costs and insurance recoveries related to the August 2023 cyberattack, incremental operating expenses related to the implementation of the Company’s digital capabilities and productivity enhancements investment, restructuring and related costs related to implementation of the streamlined operating model and noncash impairment charges related to the Better Health Vitamins, Minerals and Supplements (Better Heath VMS) business. Refer to "Management's Discussion and Analysis: Summary of Non-GAAP Financial Measures" in Exhibit 99.1 for detail on the U.S. GAAP charges.
(3) The tax rate applied is the effective tax rate before the identified U.S. GAAP items and was 24.0%, 21.4%, and 20.1% in fiscal years 2026, 2025, and 2024, respectively. There is no significant difference between the fiscal year 2026 effective tax rate on earnings of 24.0%. The difference between the fiscal year 2025 effective tax rate on earnings of 23.6% is due to the tax rate impact of the FY25 divestiture of the Better Health VMS business, August 2023 cyberattack insurance recoveries, and incremental operating expenses recorded related to the implementation of the Company's digital capabilities and productivity enhancements investment of (2.3)%, (0.1)%, and 0.2%, respectively. The difference between the fiscal year 2024 effective tax rate on earnings of 26.5% is due to the tax rate impact of the FY24 divestiture of the Argentina business, the pension settlement charge, incremental operating expenses recorded related to the implementation of the Company's digital capabilities and productivity enhancements investment, incremental August 2023 cyberattack costs, net of insurance recoveries, and costs related to the streamlined operating model of (8.6)%, 0.9%, 0.9%, 0.2%, and 0.2%, respectively.
(4) Total capital employed represents total assets less non-interest bearing liabilities. Adjusted capital employed represents total capital employed adjusted to add back current year after tax U.S. GAAP items, as applicable, and deduct the current year after tax noncash, nonrecurring gain. Average capital employed is the average of adjusted capital employed for the current year and total capital employed for the prior year, based on year-end balances. See below for details of the average capital employed calculation.
(5) Capital charge represents average capital employed multiplied by a cost of capital, which was 9% for all fiscal years presented. The calculation of capital charge includes the impact of rounding numbers.

Exhibit 99.2

Dollars in millions	FY26	FY25	FY24
Total assets	$7,794	$5,561	$5,751
Less:
Accounts payable and accrued liabilities (6)	1,584	1,813	1,473
Current operating lease liabilities	86	87	84
Income taxes payable	—	—	—
Long-term operating lease liabilities	366	305	334
Other liabilities (6)	343	330	827
Deferred income taxes	17	20	22
Non-interest bearing liabilities	2,396	2,555	2,740
Total capital employed (4)	5,398	3,006	3,011
After tax certain U.S. GAAP items (2)	—	—	—
Adjusted capital employed (4)	$5,398	$3,006	$3,011
Average capital employed	$4,202	$3,009	$2,978

(6) Accounts payable and accrued liabilities and Other liabilities are adjusted to exclude interest-bearing liabilities.